EXHIBIT 8.1

List of Subsidiaries

As at December 31, 2019, the following are the subsidiaries of Alio Gold Inc.

1.	Timmins Goldcorp Mexico S.A. de C.V. (Mexico)*
2.	Aurea Mining Inc. (British Columbia)
3.	Molimentales del Noroeste S.A. de C.V. (Mexico)
4.	Minera Aurea S.A. de C.V. (Mexico)
5.	Alio Gold (US) Inc. (British Columbia)
6.	Rye Patch mining US Inc. (Nevada)
7.	Rye Patch Gold US Inc. (Nevada)
8.	RP Dirt Inc. (Delaware)
9.	Standard Gold Mining, Inc. (Delaware)
10.	Florida Canyon Mining, Inc. (Delaware)